UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                         SEC File Number: 333-109667-04


(Check One): [  ] Form 10-K and Form 10-KSB   [   ] Form 20-F    [   ] Form 11-K
             [X] Form 10-Q   [  ] Form N-SAR  [   ] Form N-CSR

                  For Period Ended:  MAY 31, 2004

                  [   ] Transition Report on Form 10-K
                  [   ] Transition Report on Form 20-F
                  [   ] Transition Report on Form 11-K
                  [   ] Transition Report on Form 10-Q
                  [   ] Transition Report on Form N-SAR

                  For the Transition Period Ended:


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I -  REGISTRANT INFORMATION

EVERGREEN HOLDINGS, INC.
Full Name of Registrant

N/A
Former name if applicable

3850 THREE MILE LANE
Address of principal executive office (Street and number)

MCMINNVILLE, OREGON  97128-9464
City, State and Zip Code




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PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [  ]  b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed period.

(Attach extra sheets if needed.)

EXPLANATORY NOTE:

     The Registrant has delayed filing its quarterly report on Form 10-Q for the quarterly period ended May 31, 2004 because it determined, during the ordinary course of closing its quarterly accounts, that there is an error in its financial statements for the year ended February 29, 2004, the correction of which will affect the accounts for the quarter ended May 31, 2004. Upon completion of the Registrant's review of this matter, it expects to file an amended Form 10-K for the year ended February 29, 2004 and a Form 10-Q for the quarter ended May 31, 2004.



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PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     John A. Irwin, Chief Financial Officer     503               472-9361
                  (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates reporting: i) operating revenue of approximately $126.3 million for the fiscal quarter ended May 31, 2004 as compared to $137.6 million for the fiscal quarter ended May 31, 2003, and ii) a net loss after taxes and minority interest of approximately $6.6 million for the fiscal quarter ended May 31, 2004, as compared to net income after taxes and minority interest of $0.4 million for the fiscal quarter ended May 31, 2003. In connection with a refinancing of the Registrant's revolving line of credit completed in May 2004, the Registrant incurred loan acquisition costs and legal fees of approximately $2.9 million net after taxes during the fiscal quarter ended May 31, 2004.

     Disclosures of financial information contained herein are estimates based on current information and reasonable assumptions, and such financial information and assumptions are subject to further review by the Registrant.


                            EVERGREEN HOLDINGS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 16, 2004                               By:    /s/ John A. Irwin
                                                         -----------------
                                                         John A. Irwin
                                                         Chief Financial Officer

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